July 14, 2011

VIA EDGAR AND OVERNIGHT MAIL

Mr. David R. Humphrey

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Altria Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

Definitive Proxy Statement on Schedule 14A

Filed April 8, 2011

File No. 001-08940

Dear Mr. Humphrey:

Altria Group, Inc. (“Altria”) is responding to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) dated June 7, 2011 (the “Comment Letter”), which follows the Staff’s original comment letter dated April 19, 2011 relating to Altria’s Form 10-K for the year ended December 31, 2010, filed on February 25, 2011, and Definitive Proxy Statement on Schedule 14A, filed on April 8, 2011; and to the Staff’s additional requests for information during our conversation on June 9, 2011.

The Comment Letter and the June 9 conversation focused on our financial reporting of a series of leveraged leasing transactions entered into by Philip Morris Capital Corporation (“PMCC”), a subsidiary of Altria. As we describe in detail below, Altria based its financial reporting of these leasing transactions on its determination that its tax position with respect to the transactions

Altria Group, Inc.

6601 West Broad Street, Richmond, VA 23230

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

was more likely than not to be sustained, following careful and detailed analysis of the facts of PMCC’s particular transactions and the applicable legal authorities. Altria continually reevaluated its likelihood of success, as required by Accounting Standards Codification 740, Income Taxes (“ASC 740”). Beginning in 2008, Altria obtained the opinion of tax counsel in making these determinations; Altria also shared its determinations, on a continuous basis, with its independent auditors at PricewaterhouseCoopers LLP (“PwC”), who agreed with Altria’s financial reporting of the transactions.

BACKGROUND

In response to the Staff inquiries during our conversation on June 9, 2011, we offer as background information a brief explanation of the leasing business conducted by PMCC and a description of the financial reporting history of the PMCC leasing transactions at issue in the Comment Letter.

I.	PMCC Leasing Business

PMCC was founded in 1982. Since its inception, PMCC’s primary business activity has been to engage as the equity investor in leveraged leasing transactions involving “big ticket” assets, such as commercial aircraft, power plants, manufacturing facilities and commercial real estate. In 2003, PMCC ceased making new investments and began focusing exclusively on managing its existing portfolio of leases.

A leveraged lease is generally a three-party transaction involving an “equity investor” (sometimes referred to as the “lessor”), a “lessee” and a “lender.” In its simplest form, the transaction involves an acquisition of an asset by the equity investor from the lessee using a

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

combination of its own funds (the equity) and nonrecourse debt financing from a third-party lender (the “leverage” in the transaction). The equity investor then leases the asset to the lessee under a net lease.

Beginning in 1996 and continuing through 2003, PMCC entered into certain lease-leaseback and sale-leaseback transactions that the Internal Revenue Service (“IRS”) would later characterize as “LILO” or “SILO” transactions. The IRS has never formally adopted a definition of a LILO or SILO transaction, but its published guidance on the subject has generally emphasized two distinguishing features. First, to be a LILO or SILO, the transaction must contain a fixed price purchase option. That is, the lessee must have the option to buy the leased asset back from the lessor at a fixed price either at a specific time or at the end of the lease term. Second, the transaction must include the use of defeasance arrangements, pursuant to which the lessee sets aside a portion of the purchase price it receives at the outset of the transaction. These funds are pledged to the lessor as security to fund the lessee’s rental and other obligations during the term of the lease. During the 1996-2003 time period, PMCC entered into a number of transactions that incorporated a purchase option and some form of defeasance. The transactions were thus characterized as LILO or SILO transactions by the IRS during the relevant audit cycles.

II.	PMCC’s LILO/SILO Transactions

A.	Standard Treatment of Leveraged Leases

For financial reporting purposes, PMCC accounted for LILO and SILO transactions as leveraged lease transactions under the guidance in Accounting Standards Codification 840,

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

Leases (“ASC 840”). For income tax purposes, PMCC treated these transactions as leases under case law and applicable IRS administrative guidance.

It is widely accepted that one of the advantages of a transaction qualifying as a leveraged lease is the tax advantage the lessor receives in the form of tax deferral. Along with a positive pre-tax cash flow, this tax deferral benefit is one of the principal benefits of investing in a leveraged lease transaction, not just a transaction characterized as a LILO or SILO.

In order for the lessor to claim the tax deductions associated with a leveraged lease (i.e., depreciation/amortization of the asset purchase price, interest expense on nonrecourse debt and amortization of fees incurred) and hence the benefits of tax deferral, a lease transaction must generally meet two requirements: (1) the lease transaction must have “economic substance;” and (2) the lessor must retain the “burdens and benefits of ownership.” An extensive body of case law and administrative pronouncements has emerged to define these two requirements. We discuss these requirements and their application to PMCC’s transactions in detail below.

B.	Payments to the IRS (2006 and 2010)

Following its audits of Altria’s 1996-1999 and 2000-2003 tax returns, the IRS disallowed the tax benefits claimed by Altria on PMCC’s LILO and SILO transactions in those periods. Altria is presently contesting these disallowances. Further, Altria expects the IRS to challenge and disallow the benefits claimed for the years 2004-2009.

As a prerequisite to commencing refund litigation in federal court following the IRS disallowance of tax benefits of the LILO/SILO transactions for the 1996-1999 audit cycle, in 2006

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

Altria paid approximately $150 million related to disallowed tax benefits and associated interest. Similarly, following the IRS disallowance of tax benefits of the LILO/SILO transactions for the 2000-2003 audit cycle, in 2010 Altria paid approximately $945 million in disallowed tax benefits and associated interest in order to pursue its legal challenge to the disallowances in federal court.

C.	Adoption of New Accounting Standards (2007)

In connection with the January 1, 2007 adoption of new accounting standards for leases (“FAS 13-2”) and for uncertainty in income taxes (“FIN 48”), Altria analyzed its particular facts and controlling legal authorities and, together with tax counsel, considered the tax litigation risks associated with PMCC’s LILO/SILO transactions. Based on the technical merits of the tax positions and following consultation with tax counsel, Altria determined that it was more likely than not that it would prevail in its defense of its tax positions pertaining to PMCC’s LILO/SILO transactions. As a result of the tax risks associated with these transactions, however, Altria determined that in the event of a settlement with the IRS, Altria would be willing to forego approximately 40% of the tax benefits on LILO transactions and 20% of the tax benefits on SILO transactions. Altria reviewed these determinations with PwC, and PwC concurred with Altria’s conclusions.

Based on this settlement assumption, PMCC changed the timing of the expected tax-related cash flows in its LILO/SILO transactions. These timing changes resulted in a reduction to Altria’s stockholders’ equity of $146 million as of January 1, 2007. This amount represented the

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

impact of the settlement assumption from the inception of each LILO/SILO transaction through January 1, 2007, as well as associated interest on the disallowed tax benefits.

D.	Application of Accounting Standards (2007 – 2011)

Each quarter, beginning with the first quarter 2007 through the first quarter 2011, Altria analyzed, in consultation with PwC and tax counsel, litigation developments in the law applicable to LILO/SILO transactions (described below) and concluded that, based on the technical merits of Altria’s tax positions, it was more likely than not that Altria would prevail in its defense of its tax positions on PMCC’s LILO/SILO transactions. In accordance with ASC 740 and ASC 840, Altria reflected the settlement assumption discussed above on its statements of earnings from 2007 through March 31, 2011, as lower lease earnings and higher interest expense. The total of such charges booked against earnings over this period was approximately $95 million through March 31, 2011, which is incremental to the $146 million recorded upon adoption of FAS 13-2 and FIN 48 discussed above.

E.	Earnings Charge (June 2011)

For reasons we describe below, in June 2011, after consulting with tax counsel and PwC, Altria determined that it was no longer more likely than not that it would prevail in its defense of its tax position on PMCC’s LILO/SILO transactions. Therefore, on June 9, 2011, Altria announced that in the second quarter of 2011 it will record an incremental one-time charge of approximately $630 million against its 2011 reported earnings related to the tax treatment of PMCC’s LILO/SILO transactions. This charge, which is more fully described below and in Exhibit

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

A, does not include potential penalties as Altria believes that it met the applicable standards to avoid any associated penalties at the time it claimed the deductions on its tax returns.

The charge of approximately $630 million reflects the re-characterization of the LILO/SILO transactions as loans (as opposed to leases) for income tax purposes, which changes the timing of income recognition for tax purposes over the term of the deemed loan. This change, in turn, impacts the income of the leases recorded pursuant to leveraged lease accounting (ASC 840), resulting in a lowering of the cumulative income from the transactions that had been recorded from inception of the transactions to the date of the charge. The earnings charge is incremental to the $146 million recorded upon adoption of FAS 13-2 and FIN 48 discussed above and the $95 million recorded to the statements of earnings from 2007 to 2011 also discussed above.

Approximately 50% of the earnings charge represents the effects of re-characterization of the transactions as loans and the resulting reduction in cumulative leveraged lease income described above. This reduction in income will be recaptured over the remaining terms of the respective transactions. The remaining portion of the charge represents a permanent charge for interest on tax underpayments.

In quantifying the reduction in cumulative leveraged lease income to include in the earnings charge, Altria was required to make assumptions regarding a potential settlement of these matters with the IRS. To the extent the assumptions change, there may be additional impact on Altria’s earnings but Altria does not expect such impact, if any, to be significant.

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

F.	Financial Reporting of Amounts Previously Paid to the IRS

In light of Altria’s refund litigation in federal court, Altria treated the amounts paid to the IRS in 2006 and 2010 as deposits for financial reporting purposes pending the ultimate outcomes of the litigation and included such amounts in Other Assets on its consolidated balance sheets. PwC agreed with this treatment. If Altria prevails in litigation, it would receive a refund of the amounts previously paid to the IRS plus interest. If the IRS’s position with respect to the LILO and SILO transactions is ultimately sustained, Altria would reduce its tax liabilities and eliminate the asset discussed above.

G.	Difference Between Payments to the IRS and the June 2011 Earnings Charge

The difference between Altria’s tax underpayments and the June 2011 earnings charge is explained by the different timing of income recognition for tax and financial reporting purposes. Lease income is recognized for financial reporting purposes based on an economic rate of return over the term of the lease, which typically results in consistent income recognition with regard to the LILO/SILO transactions. In contrast, for tax purposes, a LILO/SILO transaction treated as a lease generates tax losses (benefits) through most of the lease term that are more than offset by taxable income generated toward the end of the lease. Upon the disallowance of the tax benefits associated with a LILO/SILO transaction, these tax losses are largely eliminated (as the transaction is now viewed for tax purposes as a loan) and the payment of taxes is accelerated. For financial reporting purposes, income is reallocated upon the disallowance based on a revised economic rate of return. This reallocation results in a reduction in cumulative leveraged lease income recorded to date. This cumulative reduction of

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

lease income is less than the amount of accelerated taxes that is paid due to the significant differences between cumulative taxable losses recorded to date and cumulative book income that existed at the time of the earnings charge.

COMMENT LETTER

For ease of reference, we have reproduced the items in the Comment Letter in italics.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements, page 25

Note 16. Income Taxes, page 39

You indicate that you considered the rulings of the United States District Court for the Southern District of New York (the “District Court”) when arriving at the conclusion that it is more likely than not that the United States Court of Appeals for the Second Circuit will reverse the ruling of the District Court. In this regard, please tell us how you considered the rulings of the United States District Court when arriving at your conclusion. In particular, provide us with substantive details regarding your assumptions about (i) the specific characteristics of PMCC’s LILO and SILO transactions, (ii) the technical merits of Altria’s tax position on the LILO and SILO transactions and (iii) controlling legal authorities and how such assumptions support management’s more likely than not assertion regarding this uncertain tax position. In addition, please tell us how you determined that the $900 million tax benefit for the 2004-2010 audit years is recoverable, and how such benefit is different from prior disallowed benefits.

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

Response

We address each of these questions below, along with the related question of why Altria concluded in June 2011 that it was no longer more likely than not that its tax position would be sustained as a result of the Federal Circuit’s recent decision in Wells Fargo & Co. v. United States.

I.	Specific Characteristics of PMCC’s LILO/SILO Transactions

Guidance published by the IRS emphasizes two distinguishing features for “LILO/SILO” transactions: (1) the lease must contain a fixed price purchase option and (2) the transaction must include the use of defeasance arrangements. See Notice 2005-13, 2005-1 C.B. 630; Rev. Rul. 2002-69, 2002-2 C.B. 760. As mentioned above, during the 1996-2003 time period, PMCC entered into a number of transactions that had these features. The IRS therefore characterized them as LILO and SILO transactions.

PMCC’s LILO and SILO transactions shared many of the same features as its other leveraged lease transactions. For example, they generally involved the same types of assets and the same before-tax and after-tax economics. In addition, PMCC structured the transactions in ways to avoid lessees being compelled to exercise the purchase options contained in the transactions (discussed below). Finally, for each transaction, PMCC obtained legal opinions from its leasing counsel indicating, at a high level of confidence, that the transaction satisfied applicable tax law requirements to be treated as a lease as set forth in the case law and applicable IRS administrative guidance.

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

II.	Controlling Legal Authorities Governing the Tax Treatment of Leases

In order for the lessor to claim the deductions associated with a leveraged lease transaction – and hence the benefits of tax deferral – a lease transaction must generally meet two requirements under the case law and applicable IRS administrative guidance:

(1) the lease transaction must have “economic substance;” and

(2) the lessor must retain the “benefits and burdens of ownership.”

See Estate of Thomas v. Commissioner, 84 T.C. 412, 431-40 (1985); Torres v. Commissioner, 88 T.C. 702, 717-20 (1987); Rev. Proc. 75-21, 1975-1 C.B. 715.

A.	Economic Substance

The economic substance doctrine prohibits taxpayers from claiming deductions with respect to a transaction whose sole purpose and effect is the generation of tax deductions or other tax benefits. Because the doctrine applies only when a transaction’s sole purpose and effect is to generate tax benefits, a transaction that is the product of “mixed” tax and non-tax considerations satisfies the requirement of economic substance. See, e.g., Frank Lyon Co. v. United States, 435 U.S. 561, 580 (1978); Goldstein v. Commissioner, 364 F.2d 734, 741 (2d Cir. 1966). In the case of a leveraged lease, the question whether a transaction has economic substance typically turns on whether the transaction is reasonably expected to generate some pre-tax profit apart from tax benefits. See, e.g., Gilman v. Commissioner, 933 F.2d 143, 147 (2d Cir. 1991); Johnson v. United States, 11 Cl. Ct. 17, 25 (1986).

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

B.	Benefits and Burdens of Ownership

The second general requirement is that the lessor must retain the “benefits and burdens of ownership.” In the context of leased property, this requirement turns principally on whether the asset is expected to have value remaining at the end of the lease term that can enhance the return expected by the lessor. See, e.g., Gefen v. Commissioner, 87 T.C. 1471, 1492 (1986). This concept is often referred to as “residual value.”

Because the lease-end residual is critical to a “benefits and burdens of ownership” analysis, leases containing lessee purchase options pose special considerations. If the lessee is certain or nearly certain to exercise the purchase option (e.g., because the option price is a “bargain” price below fair market value), the asset will never revert to the lessor and the lessor will have no interest in the residual value of the asset. On the other hand, if the option price is not a “bargain” price and the option is not otherwise certain or virtually certain to be exercised, courts have upheld the tax characterization of the transaction as a lease. See, e.g., Illinois Valley Paving Co. v. Commissioner, 42 T.C.M. (CCH) 909, 1981 WL 10760 (1981), aff’d, 687 F.2d 1043 (7th Cir. 1982); Belz Inv. Co. v. Commissioner, 72 T.C. 1209, 1228 (1979), aff’d, 661 F.2d 76 (6th Cir. 1981). Historically, the intentions of the parties have not been relevant to the determination of whether a purchase option is certain or nearly certain to be exercised. See, e.g., Transamerica Corp. v. United States, 15 Cl. Ct. 420, 441-42 (1988), aff’d, 902 F.2d 1540 (Fed. Cir. 1990).

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

III.	The Technical Merits of Altria’s Tax Position

A.     Traditional Leasing Analysis

At the time it entered into the LILO and SILO transactions at issue, PMCC and its leasing counsel evaluated the transactions to confirm compliance with the controlling legal authority discussed above. With respect to economic substance, PMCC and its advisors reviewed each transaction to confirm the existence of profit apart from tax benefits. In each case, PMCC expected the transactions to produce pre-tax rates of return of at least 2.5%-4.0%. These rates of return were consistent with PMCC’s other leasing transactions, which the IRS had never challenged.

Similarly, with respect to the benefits and burdens of ownership, the transactions were structured to ensure that the purchase options were not certain or nearly certain of exercise based upon information provided by expert equipment appraisers. In particular, PMCC used standard leasing industry software (often referred to as the “ABC” program) to calculate a purchase option price in excess of the expected fair market value of the property on the option exercise date (with such fair market value being determined by the expert equipment appraisers).

B.     LILO/SILO Case Law Development

At the time that PMCC entered into its LILO and SILO transactions, i.e., from 1996 to 2003, there were no decided cases involving a LILO or SILO transaction and PMCC structured its transactions to conform to the controlling legal authority discussed above. It was not until 2007 that case law involving LILO/SILO transactions started to develop. Beginning in 2008, for

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

each fiscal quarter in which there were developments, Altria reviewed the developing case law and sought the opinion of tax counsel in order to confirm its position that it was more likely than not to prevail in defending the tax treatment of PMCC’s transactions. Altria also reviewed these quarterly determinations with PwC, and PwC concurred with Altria’s financial reporting of the transactions.

The LILO/SILO cases – with the notable exception of the District Court’s decision in Altria’s own case (discussed below in Part IV) and arguably the exception of the Federal Circuit’s April 2011 decision in Wells Fargo (discussed below in Part V) – were generally consistent with the legal principles outlined above. In particular, the courts held that a key consideration in determining whether the taxpayer should win or lose was whether the purchase option was certain or virtually certain to be exercised.

For example, in Consolidated Edison Co. v. United States, 90 Fed. Cl. 228 (2009), the Court of Federal Claims ruled for the taxpayer in a LILO case. The court stated that the “key” issue was whether “the Sublease Purchase Option necessarily will be exercised.” Id. at 271 (emphasis added). The court found the option was “not certain to be exercised,” and therefore, ruled for the taxpayer. Id. at 294, 297-98. Importantly, the court based its finding that the option was not certain to be exercised on the fact that the taxpayer (like PMCC) used standard leasing industry software (the ABC Program) to “require the … Purchase Option Price to exceed the projected fair market value at the time the option could be exercised” based on the expected value determined by an expert equipment appraiser. See id.

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

By contrast, in those cases where the taxpayer lost (again, with the notable exception of Altria’s own case), the courts all found that the purchase option was certain or virtually certain to be exercised, based on certain facts of the transactions at issue that were distinguishable from the facts of PMCC’s LILO and SILO transactions. See BB&T Corp. v. United States, 523 F.3d 461, 473 n.13 (4th Cir. 2008) (court finds that exercise of purchase option was certain because it was “the only economically viable scenario” for the lessee); AWG Leasing Trust v. United States, 592 F. Supp. 2d 953, 981, 985 (N.D. Ohio 2008) (court finds that exercise of purchase option was “nearly certain”; court emphasizes that this is the “most important[]” factor in its decision against taxpayer).

These cases – and the decision in Consolidated Edison in particular – validated the analysis employed by Altria and the “more likely than not” conclusion that it reached every quarter from the first quarter 2007 through the first quarter 2011. PMCC took the same steps as the lessor in Consolidated Edison to ensure the purchase option was not certain or virtually certain to be exercised. In particular, it used standard leasing industry software to calculate a purchase option price that exceeded the expected fair market value of the property on the date of exercise. And while the courts in BB&T and AWG Leasing ruled against the taxpayer under the particular facts of those cases, the courts’ opinions in those cases confirmed (like Consolidated Edison) that the decisive legal issue was whether the purchase option was certain or virtually certain to be exercised. The fact that PMCC’s leases did not contain the particular transaction terms that resulted in findings of certainty of purchase option exercise in BB&T and

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

AWG Leasing provided additional support for Altria’s conclusion that its tax position was more likely than not to be sustained.

IV.	Altria’s Consideration of the New York District Court’s Decision

At the time the cases discussed above were decided, Altria’s refund case was pending in the United States District Court for the Southern District of New York. On March 17, 2010, the District Court directed that judgment be entered in the case against Altria, following a jury trial and verdict against Altria. See Altria Group, Inc. v. U.S., 694 F. Supp. 2d 259 (S.D.N.Y. 2010). Altria appealed to the United States Court of Appeals for the Second Circuit (“Second Circuit”), based on its belief that the jury verdict was more likely than not to be reversed on appeal because the jury instructions in the case contained numerous errors, including two instructions that are discussed below.

First, with respect to economic substance, the District Court instructed the jury that in determining whether the transactions had economic substance, it should consider whether a “prudent person” would “have invested in these transactions apart from tax benefits.” This instruction is contrary to decades of well-settled precedent in the U.S. Supreme Court and the Second Circuit. The courts have long stated that taxpayers are entitled to consider the tax benefits of a transaction when deciding whether to enter into it and that a transaction motivated by a mix of tax and non-tax considerations satisfies the economic substance requirement. See Frank Lyon Co. v. United States, 435 U.S. 561, 580 (1978); Goldstein v. Commissioner, 364 F.2d 734, 741 (2d Cir. 1966). The District Court’s instruction to the jury in

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

Altria’s litigation, however, allowed the jury to find against Altria if tax benefits played any role in the decision whether to enter the transactions.

Second, with respect to the benefits and burdens of ownership, as described above, the dispositive fact in all LILO/SILO cases decided to date has been whether the lessee is certain or nearly certain to exercise its purchase option. In Altria’s case, however, the jury did not find that the purchase options were certain or virtually certain to be exercised, because the District Court failed to instruct the jury that such a finding was required. Instead, the judge instructed the jury that it should simply take into account the “likelihood” that the purchase options would be exercised. Thus, based on the District Court’s instruction, the jury could have found against Altria based on a mere “likelihood” that the purchase options would be exercised. This was a substantial departure from well-settled law including the previously decided LILO/SILO cases.

Based on these errors of law, Altria concluded, in consultation with tax counsel, that the District Court’s decision should not affect Altria’s conclusion that its tax position was more likely than not to be sustained. Altria shared this determination with PwC, who agreed with Altria’s financial reporting of the transactions. Altria’s fiscal year 2010 financial reporting reflects this determination.

V.	The Wells Fargo Decision and Altria’s Recent Earnings Charge

Subsequent to Altria’s appeal to the Second Circuit, the Federal Circuit on April 15, 2011 issued its decision in a case involving SILO transactions entered into by Wells Fargo bank, ruling against the taxpayer in all respects. See Wells Fargo & Co. v. United States, 641 F.3d 1319 (Fed. Cir. 2011). After analyzing the complex

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

Wells Fargo opinion in detail and reviewing each of PMCC’s LILO/SILO transactions in light of the Federal Circuit’s reasoning in Wells Fargo, Altria, in consultation with tax counsel, concluded that the case introduced incremental risk to its tax analysis and, as a result, that its tax position was no longer more likely than not to be sustained. Altria shared this determination with PwC, who agreed with Altria’s conclusion.

Altria based its determination on several factors. First, the Wells Fargo decision was a circuit-level appellate opinion issued by a court of nationwide jurisdiction. Second, while the Circuit Court’s holding with regard to the standard for evaluating the purchase option was consistent with prior case law (the court held that “[t]he trial court … did not clearly err in concluding that the [lessees] were virtually certain to repurchase the assets….” Id. at 1329), at various points the decision could be read as referencing different, lower legal standards. At page 1328, the court stated that “the critical inquiry [was] whether Wells Fargo could have reasonably expected that the tax-exempt entities would exercise their repurchase options.” Id. at 1328 (emphasis added); see also id. at 1326 (“Characterization of a tax transaction based on a highly probable outcome may be appropriate . . . .” (emphasis added)). As described above, Altria’s prior analyses had all been premised on a very strict legal standard, namely that only certainty or virtual certainty of exercise of the purchase option at the end of the lease term would eliminate the benefits and burdens of ownership. There was no suggestion of a different standard in the trial court decision of the Wells Fargo case. Altria determined that, because the courts ultimately may hold that the applicable legal standard is in fact lower, there is incremental risk that PMCC’s transactions would not satisfy such a lower standard. Third, the

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

appellate court concluded that noneconomic evidence alone could be used to demonstrate that the purchase options were virtually certain to be exercised. Fourth, although the court chose not to address the purchase option standard applied in Consolidated Edison, its decision could be read to potentially overrule or cast into doubt Consolidated Edison and other cases upon which Altria was relying in part to reach its more likely than not conclusion.

Altria thus concluded, after consultation with tax counsel, that the Federal Circuit’s decision in Wells Fargo introduced incremental risk to the tax analysis and, as a consequence, that Altria’s tax position is no longer “more likely than not” to be sustained. Altria shared this determination with PwC, who agreed with Altria’s decision to take the charge at this time. As a result, Altria announced on June 9, 2011 the earnings charge discussed above. Altria nevertheless still believes that its tax treatment of PMCC’s LILO and SILO transactions was proper. It continues to pursue refund litigation in the federal courts and believes that its position ought to be sustained.

VI.	Recoverable Benefits

The Comment Letter asks how Altria determined that the benefits claimed by Altria in 2004-2010 are “recoverable” and how such benefits are “different from prior disallowed benefits.” Altria does not regard the benefits for 2004-2010 to be “different from prior disallowed benefits” in terms of their recoverability. It is true that the benefits claimed for 1996-2003 have been disallowed by the IRS, whereas the benefits for 2004-2010 have not yet been disallowed. That difference, however, is not meaningful for several reasons. First, the benefits for the 2004-2010 years concern the exact same lease transactions. Second, Altria fully

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

expects that the IRS will seek to disallow the tax benefits claimed for 2004-2010 once the related audit cycles are complete. Third, and most important, the IRS’s administrative determination to disallow the benefits is not conclusive. For the reasons discussed above, until the recent Federal Circuit decision in Wells Fargo, Altria and its tax counsel believed, based on a thorough analysis of all the relevant authorities, that Altria was more likely than not to prevail in its litigation to recover the disallowed benefits for the 1996-2003 years.

Consequently, in determining the financial reporting for its 2010 fiscal year, Altria concluded that its tax position with respect to the 2004-2010 tax years was more likely than not to be sustained, just as it had concluded the same with respect to the 1996-2003 tax years. It thus follows that Altria determined that it was more likely than not, as of December 31, 2010 (and, in fact, until June 2011), that it would recover the $150 million paid to the IRS in 2006 and the $945 million paid in 2010 and that its position with regard to the $900 million in net tax benefits claimed for the 2004-2010 tax years would be similarly sustained in any anticipated refund litigation.

*  *  *  *

Altria acknowledges that:

—	Altria is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	Altria may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

Mr. David R. Humphrey

Securities and Exchange Commission

July 14, 2011

If there is any additional information or materials that we might provide to assist the Staff’s review, please call me at (804) 274-7543. Similarly, please let me know if you wish to discuss our responses.

Sincerely,

/s/ Linda M. Warren
Linda M. Warren
Vice President & Controller

cc:  Howard A. Willard III

       Louanna O. Heuhsen

       W. Hildebrandt Surgner, Jr.

EXHIBITS

Exhibit A:	Summary of the calculation of the book charge taken by Altria in the second quarter of 2011, along with the financial statement impact of the charge.

EXHIBIT A

Charge Taken by Altria in 2Q 2011		Financial Statement Impact of Charge
Book Income (Charge)		Debit (Credit)
($ in millions)		($ in millions)
	Rebooking Impact,	Income Statement			Balance Sheet
	Net of Tax (Lease Inception - 6/30/2011)	Lease Revenues	Gross Interest	Tax (Benefit) / Expense	Finance Assets, Net	Other Liabilities	Deferred Tax Liability	Retained Earnings

Lease Earnings Cumulative Adjustment – see Note A below	$(315)	$490	$-	$(175)	$(490)	$(154)	$329	$315

Interest Cumulative Adjustment – see Note B below	(304)	-	472	(168)	-	(304)	-	304

Loss of Other Tax Benefits	(8)	-	-	8	-	-	(8)	8

Total Rebooking Impact to Net Income	$(627)	$490	$472	$(335)	$(490)	$(458)	$321	$627

Notes to the Tables Above:

($ in millions)

Note A

Represents the reduction in cumulative lease earnings, net of tax, booked from lease inception through June 30, 2011.

Calculated as follows:

Lease earnings recorded from inception through 6/30/11	$473
Lease earnings recalculated from inception through 6/30/11	158

Lease earnings cumulative adjustment	$(315)

Recorded on books as follows:

Income statement

Reduction to lease revenues	$(490)
Less: Tax benefit on reduction to lease revenues	175

Lease earnings cumulative adjustment	$(315)

Balance Sheet

Reduction to finance assets, net	$(490)
Reduction to deferred taxes for tax benefit	175
Reclassification from deferred taxes to income taxes payable for amounts due within the next year	154
Reclassification to income taxes payable from deferred taxes for amounts due within the next year	(154)

Lease earnings cumulative adjustment	$(315)

Note B

Represents the cumulative adjustment for interest on tax underpayments.

Calculated as follows:

Interest on tax underpayments due to the IRS	$(620)
Less: Interest recorded on books as part of 40% LILO/20% SILO settlement assumption	148

Gross interest cumulative adjustment	(472)
Less: Tax benefit on interest adjustment	168

Interest cumulative adjustment	$(304)

Recorded on books as follows:

Income statement

Increase to interest expense	$(472)
Less: Tax benefit on increase to interest expense	168

Interest cumulative adjustment	$(304)

Balance Sheet

Increase to other liabilities (interest payable)	$(472)
Decrease to other liabilities (income taxes payable)	168

Interest cumulative adjustment	$(304)